SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29446; 813-358]

RIEF RMP LLC and Renaissance Technologies LLC; Notice of Application

September 28, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 6(b) and 6(e) of the Investment

Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act,

except section 9, and sections 36 through 53, and the rules and regulations under the Act.

With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and

rule 38a-1 under the Act, the exemption is limited as set forth in the application.

Summary of Application: Applicants request an order to exempt certain limited liability

companies and other investment vehicles formed for the benefit of eligible employees of

Renaissance Technologies LLC ("RTC") and its affiliates from certain provisions of the

Act. Each limited partnership or other investment vehicle will be an "employees' securities

company" within the meaning of section 2(a)(13) of the Act.

Applicants: RIEF RMP LLC ("RMP") and RTC.

Filing Dates: The application was filed on August 2, 2005 and amended on May 3, 2007,

May 14, 2008, and June 4, 2010. Applicants have agreed to file an amendment during the

notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving applicant with a copy of the request, personally or

by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October

25, 2010, and should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of

the writer's interest, the reason for the request, and the issues contested. Persons who wish

to be notified of a hearing may request notification by writing to the Commission's

Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants, 800 Third Avenue, New York, New York

10022.

For Further Information Contact: Deepak T Pai, Senior Counsel, at (202) 551-6876, or

Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file

number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

      1.   RTC is registered as an investment adviser under the Investment Advisers

Act of 1940 (the "Advisers Act") and as a commodity pool operator and commodity trading

adviser with the Commodity Futures Trading Commission under the Commodity Exchange

Act, and is a member of the National Futures Association. RTC provides investment

management services primarily to institutional investors as well as its own employees and

related parties and is the general partner, managing member or investment adviser to several private funds. RTC and its "affiliates," as defined in rule 12b-2 under the Securities

Exchange Act of 1934 (the "1934 Act"), are referred to collectively as "RTC Group."

2. RTC has organized RMP as a Delaware limited liability company, and RTC

may in the future organize additional private investment funds ("Future Pooled Investment

Vehicles," and together with RMP, "Pooled Investment Vehicles") identical in all respects

to RMP (other than investment objectives and strategies and form of organization) for the

benefit of the same categories of eligible investors as those investing in RMP. RMP was

formed to benefit Eligible Employees (as defined below) and other eligible investors as part

of a program by RTC to (a) create capital building opportunities that are competitive with

those at other investment management firms, and (b) facilitate the recruitment and retention

by RTC of high caliber personnel and key administrative employees. Investing in the

Pooled Investment Vehicles will be voluntary. RMP will operate as a non-diversified,

closed-end management investment company.   Membership interests ("Interests") in RMP

will be offered in two series - A and B ("Series"). Each Series will be identical to the other

except for the fees each will pay to RTC for the services rendered to RMP by RTC. RMP

and each Future Pooled Investment Vehicle will be an "employees' securities company" as

that term is defined in section 2(a)(13) of the Act.

3. RTC serves as the managing member of RMP and will serve as the general

partner, managing member or investment adviser ("Managing Member") of the Future

Pooled Investment Vehicles. RTC will control each Pooled Investment Vehicle within the

meaning of section 2(a)(9) of the Act, and will have the authority to make all decisions

regarding the acquisition, management and disposition of the portfolio investments for

Pooled Investment Vehicles. RTC will be paid an advisory fee for its services, which may be determined as a percentage of assets under management. In addition, RTC may be entitled to a performance-based fee or allocation based on net capital appreciation in addition to the fixed fee.[1]

4.   RTC, as Managing Member, and any other person acting for or on behalf of the Pooled Investment Vehicles shall act in the best interest of the Pooled Investment Vehicles and their Participants (as defined below). Whenever RTC or any other person acting for or on behalf of the Pooled Investment Vehicles is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person's discretion, then that person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Pooled Investment Vehicles and the Participants. The organizational documents for, and any other contractual arrangements regarding, a Pooled Investment Vehicle will not contain any provision which protects or purports to protect RTC or its delegates against any liability to the Pooled Investment Vehicles or the Participants to which such person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of such person's duties, or by reason of such person's reckless disregard of such person's obligations and duties under such contract or organizational documents.

5.   Interests in the Pooled Investment Vehicles will be offered to Eligible Investors (as defined below) without registration in reliance on section 4(2) of the Securities Act of 1933 (the "1933 Act") or Regulation D under the 1933 Act. RTC must

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[1] Any performance fee or allocation will be charged only if permitted by rule 205-3 under the Advisers

reasonably believe, before offering an Interest to an Eligible Investor, that such person has the knowledge, sophistication and experience in business and financial matters to be capable of evaluating the merits and risks of the investment, is able to bear the economic risk of such investment, and is able to afford a complete loss of such investment.

6.   "Eligible Investors" who may invest in the Pooled Investment Vehicles are: (a) individuals who are current or former employees, officers or directors of the RTC Group ("Eligible Employees"); (b) a spouse, child, spouse of a child, brother, sister, parent or grandchild of an individual who is an Eligible Employee ("Eligible Family Members"); (c) persons or entities whom the RTC Group has engaged on retainer to provide services and professional expertise on an ongoing basis as regular consultants in business or legal advisers to the RTC Group and who share a community of interest with RTC and RTC employees ("Consultants"); and (d) either (i) trusts or other investment vehicles of which the trustees or grantors are Eligible Employees or Eligible Employees together with their Eligible Family Members, (ii) trusts or other investment vehicles established solely for the benefit of Eligible Employees, Consultants or Eligible Family Members, or (iii) partnerships, corporations or other entities all of the voting power of which is controlled by Eligible Employees ("Qualified Investment Entities") (together with Eligible Employees, Eligible Family Members and Consultants, "Eligible Investors").

7.   All Eligible Investors investing in RMP must be "accredited investors" as defined in rule 501(a)(5) or 501(a)(6) of Regulation D, except that up to 35 Eligible Employees who are non-accredited investors may invest in RMP provided they fall into one

Act.

of the following categories: (a) Eligible Employees who (i) have a graduate degree in business, law or accounting, (ii) have a minimum of five years of consulting, investment banking or similar business experience, and (iii) have had reportable income from all sources of at least $100,000 in each of the two most recent years and have a reasonable expectation of income from all sources of at least $140,000 in the years in which the Eligible Employee invests in a Pooled Investment Vehicle; or (b) Eligible Employees who are "knowledgeable employees," as defined in rule 3c-5 under the Act, of the Pooled Investment Vehicle (with the Pooled Investment Vehicle treated as though it were a "covered company" for purposes of the rule). In addition, an Eligible Employee in category (a) above will not be permitted to invest in any year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in the Pooled Investment Vehicle and in all other Pooled Investment Vehicles in which that Eligible Employee has previously invested.

8.   A Qualified Investment Entity must be either (a) an accredited investor as defined in rule 501(a) of Regulation D, or (b) an entity for which an Eligible Employee is the settlor and principal investment decision-maker and is counted toward the limit on the 35 non-accredited investors that may invest in a Pooled Investment Vehicle.

9.   The specific investment objectives and strategies for a particular Pooled Investment Vehicle will be set forth in the private placement memorandum relating to the Interests in the Pooled Investment Vehicles being offered, which will be delivered to each offeree at or before the sale of an Interest. Each Pooled Investment Vehicle will furnish to those Eligible Investors who are accepted as investors ("Participants") annual financial

statements audited by its registered public accounting firm and unaudited monthly reports

of the results of its investments.[2] In addition, RTC will cause a report to be sent to each

Participant in a Pooled Investment Vehicle, as soon as practicable after the end of each

fiscal year, setting forth the information with respect to his or her share of income, gains,

losses, credits and other items for federal and state income tax purposes.

   10. Interests in the Pooled Investment Vehicles will not be transferable except

with the express consent of RTC and then only to Eligible Investors. No sales load or fees

of any kind will be charged in connection with the sale of Interests. Each private placement

memorandum of the Pooled Investment Vehicles will describe the terms by which a

Participant may transfer an Interest or withdraw from the Pooled Investment Vehicle. In

addition, RTC has the right to cause any Participant to withdraw without cause. Upon

withdrawal, the Pooled Investment Vehicles will pay to the Participant the net asset value

of the Interest determined at the time of withdrawal, as determined in good faith by RTC.

   11. RTC intends to structure an investment program in which the Pooled

Investment Vehicles will co-invest in portfolio companies with RTC or other pooled

investment funds organized primarily for the benefit of investors who are not affiliated with

RTC over which RTC exercises investment discretion ("Third Party Funds").[3] Side-by-

side investments by a Third Party Fund, or by an RTC entity in a transaction in which the

RTC investment was made pursuant to a contractual obligation to a Third Party Fund, will

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[2] "Audit" shall have the meaning defined in rule 1-02(d) of Regulation S-X.

[3] The investment objectives and program of one such Third Party Fund, Renaissance Institutional Equities Fund LLC ("RIEF"), will be substantially similar to RMP's investment objectives and program.

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not be subject to the restrictions contained in condition 3. All other side-by-side

investments will be subject to the restrictions contained in condition 3.

12.   RMP and other Pooled Investment Vehicles may borrow money from

others. Any indebtedness of the Pooled Investment Vehicles will be the debt of such

Pooled Investment Vehicles and without recourse to the Participants. The Pooled

Investment Vehicles will not borrow from any person if the borrowing would cause any

person other than an Eligible Investor to own securities of the Pooled Investment Vehicles

(other than short term paper).

13.   The Pooled Investment Vehicles will not purchase or otherwise acquire any

security issued by any registered investment company if the Pooled Investment Vehicles

immediately after such purchase or acquisition will own in the aggregate more than 3% of

the total outstanding voting stock of such investment company.

Applicants' Legal Analysis:

1.   Section 6(b) of the Act provides, in part, that the Commission will exempt

employees' securities companies from the provisions of the Act to the extent that the

exemption is consistent with the protection of investors. Section 6(b) provides that the

Commission will consider, in determining the provisions of the Act from which the

company should be exempt, the company's form of organization and capital structure, the

persons owning and controlling its securities, the price of the company's securities and

the amount of any sales load, how the company's funds are invested, and the relationship

between the company and the issuers of the securities in which it invests. Section

2(a)(13) defines an employees' securities company, in relevant part, as any investment company all of whose securities (other than short-term paper) are beneficially owned (a)

by current or former employees, or persons on retainer, of one or more affiliated

employers, (b) by immediate family members of such persons, or (c) by such employer or

employers together with any of the persons in (a) or (b).

2.   Section 7 of the Act generally prohibits investment companies that are not

registered under section 8 of the Act from selling or redeeming their securities. Section

6(e) of the Act provides that, in connection with any order exempting an investment

company from any provision of section 7, certain provisions of the Act, as specified by

the Commission, will be applicable to the company and other persons dealing with the

company as though the company were registered under the Act. Applicants request an

order under sections 6(b) and 6(e) of the Act exempting RMP and each Future Pooled

Investment Vehicle from all provisions of the Act, except section 9 and sections 36

through 53 of the Act, and the rules and regulations under the Act. With respect to

sections 17 and 30 of the Act, and the rules and regulations thereunder, and rule 38a-1

under the Act, the exemption is limited as set forth in the application.

3.   Section 17(a) of the Act generally prohibits any affiliated person of a

registered investment company, or any affiliated person of an affiliated person, acting as

principal, from knowingly selling or purchasing any security or other property to or from

the company. Applicants request an exemption from section 17(a) to permit: (a) RTC or

a Third Party Fund (or any affiliated person of RTC or a Third Party Fund), acting as

principal, to engage in any transaction directly or indirectly with a Pooled Investment

Vehicle or any company controlled by a Pooled Investment Vehicle; and (b) the Pooled

Investment Vehicles to invest in or engage in any transaction with any RTC entity (or

any affiliated person of such entity), acting as principal, (i) in which the Pooled

Investment Vehicles, any company controlled by a Pooled Investment Vehicle, or any

RTC entity or Third Party Fund has invested or will invest, or (ii) with which the Pooled

Investment Vehicles, any company controlled by a Pooled Investment Vehicle or any

RTC entity or Third Party Fund is or will become affiliated.

       4.   Applicants submit that an exemption from section 17(a) is consistent with

the purposes of the Pooled Investment Vehicles and the protection of investors. Applicants

state that Participants in the Pooled Investment Vehicles will be fully informed of the

possible extent of the Pooled Investment Vehicles' co-investing with RTC and Third Party

Funds. Applicants also state that, as professionals employed in the investment management

business, or in administrative, financial, accounting, legal or operational activities related

thereto, or otherwise familiar with RTC, Eligible Investors will be able to understand and

evaluate the attendant risks. Applicants assert that the community of interest among the

Eligible Investors investing in the Pooled Investment Vehicles, on the one hand, and RTC,

on the other hand, will protect Participants against any risk of abuse.

       5.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated

person of a registered investment company, or any affiliated person of such person, acting

as principal, from participating in any joint arrangement with the registered investment

company unless authorized by the Commission. Applicants request an order pursuant to

section 17(d) and rule 17d-1 to the extent necessary to permit affiliated persons of RMP and

the Future Pooled Investment Vehicles (including, without limitation, RTC, affiliated persons of RTC and a Third Party Fund), or affiliated persons of any of these persons to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any Pooled Investment Vehicle or a company controlled by any Pooled Investment Vehicle is a participant.

6.   Applicants assert that compliance with section 17(d) would prevent RMP and the Future Pooled Investment Vehicles from achieving their principal purpose, which is to provide Eligible Employees a vehicle through which they may invest in the same securities as RIEF or another Third Party Fund. Applicants believe that if RMP's or any Future Pooled Investment Vehicle's co-investments with RTC and its affiliated persons and affiliated persons of its affiliated persons are prohibited, the appeal of RMP and Future Pooled Investment Vehicles for the Eligible Investors would be significantly diminished. Eligible Investors have indicated a desire to participate in such co-investment opportunities because they believe that: (a) RTC can analyze investment opportunities to an extent that individual employees would have neither the time nor resources to duplicate; (b) investments made by Third Party Funds managed by RTC may not be generally available to or available on the same terms and conditions to investors even of the financial status of the Eligible Investors; and (c) Eligible Investors will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios. Applicants further believe that the flexibility to structure co-investments and joint investments will not involve abuses of the type section 17(d) and rule 17d-1 were designed to prevent.

7.   Applicants believe that the interests of the Eligible Employees participating in the Pooled Investment Vehicles will be adequately protected even in situations where

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condition 3 does not apply. In structuring a Third Party Fund, it is common for the

unaffiliated investors of such fund to require that RTC invest its own capital in fund

investments, either through the fund or on a side-by-side basis, and that RTC investments

be subject to substantially the same terms as those applicable to the fund's investments.

Applicants believe it is important that the interests of the Third Party Fund take priority

over the interests of the Pooled Investment Vehicles, and that the activities of the Third

Party Fund not be burdened or otherwise affected by activities of the Pooled Investment

Vehicles. If condition 3 were to apply to RTC's investment in these situations, the effect of

such a requirement would be to indirectly burden the Third Party Fund with the

requirements of condition 3. In addition, applicants state that the relationship of RMP to

RIEF or another Pooled Investment Vehicle to another Third Party Fund is fundamentally

different from RMP's and the other Pooled Investment Vehicles' relationship to RTC. The

focus of, and the rationale for, the protections contained in the requested relief are to protect

the Pooled Investment Vehicles from any overreaching by RTC in the employer/employee

context, whereas the same concerns are not present with respect to RMP and the other

Pooled Investment Vehicles vis-à-vis the investors in RIEF or other Third Party Funds.

8.   Section 17(f) of the Act designates the entities that may act as investment

company custodians, and rule 17f-1 under the Act imposes certain requirements when the

custodian is a member of a national securities exchange. Applicants request an exemption

from section 17(f) and rule 17f-1 to permit the following exceptions from the requirements

of rule 17f-1: (a) in lieu of compliance with rule 17f-1(b)(1), RMP and each Future Pooled

Investment Vehicle will enter into a written customer and prime broker agreement with one or more broker-dealers each of whom is a member of the New York Stock Exchange LLC in substantially similar form to the form used by the subject prime broker(s);[4] (b) in lieu of compliance with rule 17f-1(b)(4), the Pooled Investment Vehicles' registered public accountant shall semi-annually reconcile the prime broker's statement of each Pooled Investment Vehicle's account with each Pooled Investment Vehicle's records of its holdings of cash and securities and issue to each Pooled Investment Vehicle a report on such reconciliation; (c) the Pooled Investment Vehicles will not comply with rule 17f-1(c), which requires transmitting to the Commission a copy of any contract executed pursuant to rule 17f-1; and (d) RTC as the Managing Member will approve the contracts required to be ratified by the board of directors in rule 17f-1(d). Applicants will comply with all other requirements of rule 17f-1.

9.   Section 17(g) of the Act and rule 17g-1 under the Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding. Applicants request instead that such actions and approvals be taken by RTC, regardless of whether it is deemed to be an interested person of such Pooled Investment Vehicles. Applicants state that because RTC will be considered an interested person of each Pooled Investment Vehicle, the Pooled Investment Vehicles could not comply with

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[4] Almost all of the securities in which RMP and the Future Pooled Investment Vehicles will invest will be eligible for deposit in a securities depository registered as a clearing agency under the 1934 Act. There will be no physical segregation, and segregation will be accomplished by entries on the books and records of the prime broker and periodic account statements issued by the prime broker to RMP and each Future Pooled Investment Vehicle will reflect such recordation.

rule 17g-1 without the requested relief. Applicants also request an exemption from the requirements of paragraphs (g) and (h) of rule 17g-1 relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors, and from the requirements of rule 17g-1(j)(3) that the board of directors of an investment company satisfy the fund governance standards defined in rule 0-1(a)(7). The Pooled Investment Vehicles will comply with all other requirements of rule 17g-1.

10.   Section 17(j) of the Act and paragraph (b) of rule 17j-1 under the Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. Applicants request an exemption from the provisions of rule 17j-1, except for the anti-fraud provisions of paragraph (b), because they are unnecessarily burdensome as applied to the Pooled Investment Vehicles and would serve little purpose in light of the community of interest among the Participants by virtue of their common association with RTC.

11.   Applicants request an exemption from the requirements in sections 30(a), 30(b), and 30(e) of the Act, and the rules under those sections, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. Applicants contend that the forms prescribed by the Commission for periodic reports have little relevance to the Pooled Investment Vehicles

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and would entail administrative and legal costs that outweigh any benefit to the Participants in the Pooled Investment Vehicles. Applicants request exemptive relief to the extent necessary to permit the Pooled Investment Vehicles to report annually to their Participants. Applicants also request an exemption from section 30(h) of the Act to the extent necessary to exempt RTC, directors and officers of RTC and any other persons who may be deemed members of an advisory board of the Pooled Investment Vehicles from filing Forms 3, 4 and 5 under section 16 of the 1934 Act with respect to their ownership of Interests in the Pooled Investment Vehicles. Applicants assert that, because there would be no trading market and the transfers of Interests are severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

12.	Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. RMP and Future Pooled Investment Vehicles will comply will rule 38a-1(a), (c) and (d), except that the board of directors of RTC, the Managing Member, will fulfill the responsibilities assigned to a fund's board of directors under the rule and, since all the members of RTC's board of directors would be considered interested persons, approval by a majority of the disinterested directors required by rule 38a-1 will not be obtained. In addition, because the board of directors of RTC does not have any disinterested directors, RMP and the Future Pooled Investment Vehicles will comply with the requirement in rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the disinterested directors by having the chief compliance officer meet with the board of directors of RTC as constituted.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each proposed transaction otherwise prohibited by section 17(a) or section 17(d) of the Act and rule 17d-1 thereunder to which RMP or a Future Pooled Investment Vehicle is a party (the "Section 17 Transactions") will be effected only if RTC determines that:

> (a)   the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Participants in the Pooled Investment Vehicle and do not involve overreaching of the Pooled Investment Vehicle or its Participants on the part of any person concerned; and

> (b)   the Section 17 Transaction is consistent with the interests of the Participants, the organizational documents of the Pooled Investment Vehicle, and the Pooled Investment Vehicle's reports to its Participants.

In addition, RTC will record and preserve a description of the Section 17 Transactions, the findings of RTC, the information or materials upon which the findings of RTC are based, and the basis for those findings. All such records will be maintained for the life of the Pooled Investment Vehicles and at least six years thereafter, and will be subject to examination by the Commission and its staff. The Pooled Investment Vehicles will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

2.	In connection with the Section 17 Transactions, RTC will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any Affiliated Person or promoter of or principal underwriter for the Pooled Investment Vehicles, or any affiliated person of any such person, promoter or principal underwriter.

3.	RTC will not invest the funds of a Pooled Investment Vehicle in any investment in which a " Co-Investor" (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which a Pooled Investment Vehicle and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment: (a) gives RTC sufficient, but not less than one day's notice of its intent to dispose of its investment; and (b) refrains from disposing of its investment unless any Pooled Investment Vehicle has the opportunity to dispose of its investment prior to or concurrently with, and on the same terms as, and pro rata with the Co-Investor. The term "Co-Investor" with respect to RMP or a Future Pooled Investment Vehicle means any person who is: (a) an affiliated person (as defined in section 2(a)(3) of the Act) of the Pooled Investment Vehicle (other than a Third Party Fund); (b) RTC; (c) an officer or director of RTC; or (d) an entity (other than a Third Party Fund) in which RTC acts as a general partner, managing member, trustee or has a similar capacity to control the sale or other disposition of the entity's securities.

The restrictions contained in this condition, however, will not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a "Parent") of which the Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of the Co-Investor or to a trust or other investment vehicle established for any Co-Investor or any such family member; (c) when the investment is comprised of securities that are listed on any exchange registered as a national securities exchange under section 6 of the 1934 Act; (d) when the investment is comprised of securities that are national market system securities pursuant to section 11A(a)(2) of the 1934 Act and rule 600(a) of Regulation NMS thereunder; (e) when the securities are government securities as defined in section 2(a)(16) of the Act; and (f) when the investment is comprised of securities that are listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.   The Pooled Investment Vehicles and RTC will maintain and preserve, for the life of each Pooled Investment Vehicle and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the Participants in the Pooled Investment Vehicles, and each annual report of each Pooled Investment Vehicle required to be sent to

such Participants, and agree that all such records will be subject to examination by the Commission and its staff.[5]

5.   Each Pooled Investment Vehicle will send to each Participant in such Pooled Investment Vehicle who had an interest in the Pooled Investment Vehicle at any time during the fiscal year then ended financial statements of the Pooled Investment Vehicle audited by the Pooled Investment Vehicle's independent public accountants. At the end of each fiscal year, RTC will make a valuation or have a valuation made of all of the assets of the Pooled Investment Vehicle as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Pooled Investment Vehicle. In addition, within 120 days after the end of each Pooled Investment Vehicle's fiscal year or as soon as practicable thereafter, RTC will send a report to each person who was a Participant in a Pooled Investment Vehicle at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Participant of that Participant's federal and state income tax returns and a report of the investment activities of the Pooled Investment Vehicle during that fiscal year.

6.   If any Pooled Investment Vehicle makes purchases or sales from or to an entity affiliated with such Pooled Investment Vehicle by reason of an officer, director or employee of RTC (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not

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[5] RMP and the Pooled Investment Vehicles will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

participate in the Pooled Investment Vehicle's determination of whether or not to effect the purchase or sale.

For the Commission, by the Division of Investment Management, under delegated authority.


Florence E. Harmon
Deputy Secretary
